9	NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

December 19, 2022

Via EDGAR

Division of Corporation Finance

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attn:    Bradley Ecker

   Dale Welcome

   Melissa Gilmore

   Re: Pono Capital Corp

          Registration Statement on Form S-4

          Filed on December 1, 2022

          File No. 333-268625

Ladies and Gentlemen:

On behalf of Pono Capital Corp. (the “Company”), we are hereby responding to the letter dated December 15, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4 (No. 333-268625) filed on December 1, 2022 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is publicly filing its Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Form S-4 filed December 1, 2022

Summary Historical Financial Information of Pono, page 41

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | MARYLAND | MASSACHUSETTS | NEW YORK

NORTH CAROLINA | SOUTH CAROLINA | TENNESSEE | WEST VIRGINIA

December 19, 2022

1.	Please clarify in your narrative that the summary historical financial information of Pono, as of, and for the nine months ended September 30, 2022, is derived from unaudited financial statements.

Response: The Company has revised the disclosure on page 41 of the Amended Registration Statement as requested.

Unaudited Pro Forma Condensed Combined and Consolidated Financial Information, page 103

2.

We refer to the second paragraph of your introduction. Please revise and clarify that the historical financial information of both Pono and AERWINS as of, and for the nine months ended September 30, 2022, were derived from unaudited financial statements.

Response: The Company has revised the disclosure on page 103 of the Amended Registration Statement as requested.

Unaudited Pro Forma Condensed Combined and Consolidated Statement of Operations for the Year Ended December 31, 2021, page 108

3.	Please relabel the “net income (loss)” line item as “net income (loss) from continuing operations.”

Response: The Company has revised the disclosure on pages 107 and 108 of the Amended Registration Statement as requested.

4.

Please revise Pono’s historical weighted average shares outstanding and net income per share to show this information separately by class of common stock as presented on Pono’s historical statement of income. This comment also applies to the pro forma statement of operations for the nine months ended September 30, 2022.

Response: The Company has revised the disclosure on pages 107 and 108 of the Amended Registration Statement as requested.

Financial Projections, page 140.

5.	We note your response to comment 5 and your disclosure on page 136 that Marshall & Stevens reviewed projections for the years ending December 31, 2022 through

December 19, 2022

December 31, 2027. Please include the projected financial information provided by AERWIN’s management in your prospectus. In addition, please tell us where you have filed the investor presentations that Marshall & Stevens indicated that it reviewed on page D-3, or explain why you did not file them pursuant to Rule 425 of the Securities Act.

Response: The Company has revised the disclosure beginning on page 140 of the Amended Registration Statement to include the projected financial information for the years ending December 31, 2022 through December 31, 2027 that was provided by AERWINS’s management to Marshall & Stevens as requested. In addition, the Company has filed the Investor Presentation that AERWINS’ management provided to Marshall & Stevens as Exhibit 99.3 to the Amended Registration Statement as requested.

United States Federal Income Tax Considerations, page 144

6.

We note your response to comment 6 but are unable to agree that a tax opinion is not required by Item 601(b)(8) of Regulation S-K or Staff Legal Bulletin No. 19, as we view the tax consequences to be material to the transaction and your disclosure contains representations as to the tax-free nature of the transaction. To the extent you intend to file a short form tax opinion as Exhibit 8.1, please revise your disclosure on page 144 to state that the discussion reflects the opinion of counsel.

Response: The Company has revised the disclosure on page 150 of the Amended Registration Statement as requested.

Orders, Delivery and Financial Results, page 181

7.

Please review your revenue charts here and revise accordingly to ensure consistency throughout your registration statement. In this regard, we note from your correspondence letter dated December 1, 2022, that “drone” is included as “unmanned air mobility,” yet on page 181 you define “manned air mobility” as including your “industrial drone business.”

Response: The Company has revised the disclosure on pages 184 and 250 of the Amended Registration Statement to ensure consistency throughout, and specifically to clarify that the industrial drone business is included in unmanned air mobility.

A.L.I. Albatross (our Original GPU machine), page 195

8.

We note your response to comment 15. Please clarify whether your shared computing service is used primarily for the mining of cryptographic assets. Please also clarify how your products are specifically used in your shared computing service, and what products you specifically produce that make up you shared computing service.

December 19, 2022

Response: The Company has revised the disclosure on pages 198 and 199 of the Amended Registration Statement to clarify that the shared computing service is not used for the mining of cryptographic assets, to clarify how AERWINS’s products are specifically used in the shared computing service and what makes up the shared computing service.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of AERWINS

Results of Operations, page 246

9.	We note your response to prior comment 19 and the revisions to your registration statement. Please expand your respective discussions to separately discuss the results from discontinued operations.

Response: The Company has revised the disclosure beginning on pages 255 and 258 of the Amended Registration Statement to separately discuss the results from discontinued operations.

Comparison of Results of Operations for the Fiscal Years Ended December 31, 2021 and 2020 Net Income (Loss), page 251.

10.	Please relabel the title of this section as net income (loss) from continuing operations. This comment also applies to your discussion of net income (loss) on page 248.

Response: The Company has revised the disclosure beginning on pages 254 and 258 of the Amended Registration Statement to relabel the referenced titles as requested.

General

11.

We note your response to comment 23. Please quantify the aggregate dollar amount thesponsor and its affiliates have at risk that depends on completion of a business combination, both in your applicable risk factor and in your Questions and Answers section.

Response: The Company has revised the disclosure beginning on pages 16 and 50 of the Amended Registration Statement as requested.

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2983 or Angela Hart-Edwards at (301) 788-7488. Thank you for your attention to this matter.

December 19, 2022

Very truly yours,

/s/ Peter Strand Peter Strand

cc:	Pono Capital Corp.
Dustin Shindo, CEO